MUSICIAN’S EXCHANGE

October 5, 2009

Ta Tanisha Meadows
United States
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:           Musician’s Exchange
       File No. 333-149446

Dear Ta Tanisha Meadows,

This correspondence is in response to your letter dated October 2, 2009 in reference to our filed Amendment No. 3 to Item 4.01 Form 8-K, dated September 25, 2009.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 8-K/A-4.

Amendment 3 to Item 4.01 Form 8-K Filed September 30, 2009

1.
We note your disclosure in Amendment 1 filed August 10, 2009 that the former accountant was dismissed, but your disclosure in the first paragraph states that Scharfman terminated his engagement. Please revise to state whether Scharfman resigned, declined to stand for re-election or was dismissed on May 11, 2009. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K. In addition, if you dismissed Scharfman, please disclose whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors, or the board of directors, if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Response:

Mr. Scharfman resigned as accountant for the Registrant on May 11, 2009. The disclosure in Amendment 1 filed August 10, 2009 stating that Mr. Scharfman was dismissed is incorrect.

2.
We note your disclosure that the board of directors approved the engagement of Moore on May 11, 2009. Please revise to disclose the date you actually engaged Moore. Refer to Item 304(a)(2) of Regulation S-K.

Response:

The Registrant complied with your request and revised the disclosure to state that on May 11, 2009, the Registrant engaged Moore & Associates to serve as the Registrant’s independent registered public accountants for the fiscal year 2009.

3.
Please disclose whether Scharfman’s report on your financial statements for the period from February 20, 2008 (date of inception) to December 31, 2008 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Response:

Scharfman’s auditor reports on the financial statements for the years ended December 31, 2008 and December 31, 2007 included an explanatory paragraph as to the Registrant’s ability to continue as a going concern.

Other than the going concern uncertainty, Scharfman’s auditor reports on the financial statements of the Registrant for the periods ended December 31, 2008 and 2007 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

4.	Please note that “reportable events” are defined in Item 304(a)(1)(v) of Regulation S-K. Please revise the reference to Regulation S-K in the fifth paragraph accordingly.

Response:

The Registrant has complied with your request and changed the reference to Regulation S-K in the amended Form 8-K/A-4

5.
Please note that you are required to file an updated letter from Scharfman as an exhibit to the amended filing. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an updated letter, please disclose that fact in the amendment.

Response:

The Registrant has complied with your request and has requested the Exhibit 16 Letter from Mr. Scharfman which states that he agrees with the statements made to any amendment to the 8-K filing. A copy of Mr. Scharfman’s letter is attached as Exhibit 16.4 of the 8-K/A-4.

In connection with the response to your comments, the Registrant acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 702-400-4863 or our counsel at 619-704-1310.

Sincerely,

/S/ Daniel R. Van Ness
Daniel R. Van Ness
President
Musician’s Exchange

Cc:    Donald J. Stoecklein, Esq.
Stoecklein Law Group